Exhibit 99.4

NICE Named Top Leader in Metrigy’s Inaugural CCaaS Provider Ranking

NICE earned the highest possible scores in market share, financial strength and product mix

Hoboken, N.J., August 21, 2023 – NICE (Nasdaq: NICE) today announced that it has been named the leader in Metrigy’s inaugural Contact Center-as-a-Service MetriRank 2023 report, out of 11 companies ranked. In addition to earning the highest possible scores in market share, financial strength, and product mix, NICE received two notably high customer sentiment ratings relative to the other report leaders, for platform reliability and AI capabilities.

The purpose of the MetriRank study is to evaluate leading CCaaS providers on a fixed set of criteria to assess which are best positioned to succeed in the long term. Metrigy’s quantitative ratings are based on critical and factual metrics, including market share, common financial ratios, product details, and customer ratings, eliminating analyst bias that may exist in provider rankings. Metrigy defines CCaaS as customer interaction software delivered as a service over a cloud-based platform; this includes Automatic Call Distributors (ACDs), Interactive Voice Response (IVR), predictive dialer, AI, channel integration, etc.

Metrigy highlighted NICE’s market dominance in the report saying, “Given its commanding market share lead, prowess in product development, and financial strength to get it to the next levels, NICE is well positioned to maintain its No. 1 position in the CCaaS market.” Recognizing CXone, NICE’s award-winning CCaaS platform, the Metrigy report noted NICE’s ability to enable smart self-service through the entire customer journey, while providing an omnichannel experience. The report also called attention to NICE’s Enlighten AI solution, purpose-built for CX, that underpins the entire CXone platform, with the report noting NICE’s recent portfolio additions of Enlighten Autopilot, providing next-generation self-service; Enlighten Copilot, for live agent guidance; and Enlighten Actions, for optimizing automation. Given NICE's leading financial position, it's in a "unique position among many of its peers, which are not profitable and have negative operating margins. With continued revenue growth, a strong gross margin, and positive operating cash flow, NICE can invest in further product development and/or acquisitions, channel activity, and market expansion better than most of its competition."

“NICE is the undisputed leader in our inaugural CCaaS MetriRank report, with the largest market share, strong financials, and full marks for product mix. NICE has a commanding lead on the field, putting it in a good position to continue top performance over the next few years,” said Metrigy Principal Analyst Diane Myers, who led the research team and has conducted market forecasts, market share analysis, and rankings for nearly 30 years.

Barry Cooper, President, CX Division, NICE, said, “We are proud to be recognized as the undisputed leader for CCaaS in Metrigy’s inaugural MetriRank report. It is a clear recognition of NICE’s commitment to helping brands realize the power of AI and cloud technologies to lead in the new generation of customer experience. We spent the last 6 years building CXone from the ground up using the highest quality cloud technologies, infusing purpose-built AI across the platform, enabling businesses to deliver exceptional CX. We are eager to continue to cement our status as the market leader in CCaaS and look forward to what’s to come thanks to NICE’s ongoing investment in CX innovation.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.